UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Schedule FORM 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ASPEN TECHNOLOGY, INC.
(Name of Subject Company)

 ASPEN TECHNOLOGY, INC.
(Name of Persons Filing Statement)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

29109X106
(CUSIP Number of Class of Securities)

Christopher A. Cooper
Senior Vice President, Chief Legal Officer and Secretary
20 Crosby Drive
Bedford, MA 01730
(781) 221-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Graham Robinson Chadé Severin Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications concerning the proposed acquisition by Emerson Electric Co. (together with its subsidiaries, “Emerson”) of the outstanding shares of common stock of Aspen Technology, Inc. (the “Company”) that Emerson does not already own (the “Transaction”).
This Schedule 14D-9 filing consists of the following documents relating to the proposed Transaction:

•Exhibit 99.1:	Press release issued by the Company on November 20, 2024
Notice to Investors and Security Holders
No tender offer for the shares of the Company has commenced at this time. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for any tender offer materials that the Company or Emerson may file with the U.S. Securities and Exchange Commission (the “SEC”). Subject to further developments, a solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that Emerson may file with the SEC. If Emerson commences a tender offer for the outstanding shares of common stock of the Company that Emerson does not already own, Emerson will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT TENDER OFFER MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO ANY TENDER OFFER. The Solicitation/Recommendation Statement (if and when it becomes available), as well as any other documents filed by the Company in connection with any tender offer by Emerson, will be made available for free at the SEC’s website at www.sec.gov. In addition, free copies of these materials (if and when they become available) will be made available by the Company by mail to Aspen Technology, Inc., 20 Crosby Dr., Bedford, MA 01730, Attn: Investor Relations, by email at IR@aspentech.com or on the Company’s internet website at https://ir.aspentech.com.
Forward Looking Statements
This communication contains forward-looking statements related to the Company, Emerson and the proposed Transaction, which involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions.
Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the proposed tender offer; the risk that the Company may not agree to a transaction with Emerson; the possibility that competing offers will be made; the effects of the proposed Transaction on relationships with employees, customers, other business partners or governmental entities; and other risks listed under the heading “Risk Factors” in the Company’s periodic reports filed with the SEC, including Current Reports on Form 8-K, Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, as well as the Schedule 14D-9 that may be filed by the Company and the Schedule TO and related tender offer documents that may be filed by Emerson. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to the Company, and the Company disclaims any obligation to update the information contained in this communication as new information becomes available.